# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFEWAY FOODS, INC., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001825471
Persons authorized to receive notices and communications: Samantha Loh, Danone S.A., 17 boulevard Haussmann, Paris, France (I0), 75009, 33 1 44 35 20 20; Nancy Dowling, Danone North America PBC, 1 Maple Avenue, White Plains, New York (NY), 10605, (914) 872 8400; Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- Danone S.A. (CIK 0001825471): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,454,756; sole dispositive power 0; shared dispositive power 3,454,756; aggregate amount beneficially owned 3,454,756 (22.7% of the class)
  Comment: Percentages calculated on the basis of 15,203,241 shares of the Issuer's common stock, no par value, outstanding as of May 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 13, 2025, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.
- Danone North America PBC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,454,756; shared voting power 0; sole dispositive power 3,454,756; shared dispositive power 0; aggregate amount beneficially owned 3,454,756 (22.7% of the class)
  Comment: Percentages calculated on the basis of 15,203,241 shares of the Issuer's common stock, no par value, outstanding as of May 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 13, 2025, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: LIFEWAY FOODS, INC.
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Comment:
This Schedule 13D is intended to serve as Amendment No. 9 to the Schedule 13D (File No. 005-50073) relating to the common stock, no par value (the "Common Stock"), of Lifeway Foods, Inc., an Illinois corporation ("Lifeway" or the "Issuer"), filed by Groupe Danone and Danone Foods, Inc. on October 12, 1999 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed by Danone S.A. and Danone North America PBC on September 23, 2024, Amendment No. 5 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 6 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 7 to Schedule 13D filed by Danone S.A. and Danone North America PBC on December 30, 2024, and Amendment No. 8 to Schedule 13D filed by Danone S.A. and Danone North America PBC on March 3, 2025 (the Initial Filing together with Amendments Nos. 1-8, the "Original Schedule 13D"). Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 9 is being filed to amend the Original Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

As previously disclosed, on September 23, 2024, Danone North America PBC ("Danone") submitted a proposal to acquire the entire share capital of Lifeway, and on November 15, 2024, Danone submitted a revised proposal. Lifeway rejected both proposals, and Danone and Lifeway did not engage in substantive negotiations at that time.

In late June 2025, representatives of Lifeway initiated discussions with representatives of Danone requesting to "reset" the relationship and engage in negotiations regarding a potential acquisition. On August 1, 2025, Danone and Lifeway entered into a confidentiality agreement (the "NDA") in order to facilitate Danone's further review of a potential acquisition transaction.

The NDA contains customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The NDA also contains limited standstill restrictions which, among other things, restrict the ability of Danone to publicly make further acquisition proposals, initiate stockholder proposals, solicit proxies, nominate or attempt to remove any person from Lifeway's Board, or participate in any consent solicitation in a manner that is not recommended by the Lifeway Board, including the pending consent solicitation of Edward Smolyansky to replace the entire Lifeway Board, in each case until September 15, 2025 (the "Standstill Expiration Date"). The Standstill Expiration Date may be extended for seven days if Danone and Lifeway are engaged in good faith discussions as of September 15, 2025. The NDA does not restrict the ability of Danone to vote its Common Stock at any Lifeway shareholders meeting that occurs prior to the Standstill Expiration Date, and the Standstill Expiration Date will be accelerated in certain circumstances, including if the nomination window for Lifeway's 2025 Annual Meeting is reopened.

If a definitive acquisition agreement has not been executed by the Standstill Expiration Date, Danone presently intends to consent with respect to all of the shares of Common Stock it owns in favor of Edward Smolyansky's proposals set forth in his pending consent solicitation statement to replace the entire Lifeway Board of Directors.

At present, Danone intends to further explore an acquisition transaction with Lifeway, but there is no guarantee that Danone or Lifeway will continue to pursue such a transaction or that any definitive agreement providing for a transaction will be entered into. Danone may in the future take such actions with respect to its investment in Lifeway as it deems appropriate, including, without limitation, changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The foregoing summary of the NDA does not purport to be complete and is qualified in its entirety by reference to the full text of the NDA, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Danone North America PBC has sole voting and sole dispositive power with regard to 3,454,756 shares of Common Stock. Danone North America PBC is a wholly owned subsidiary of Danone S.A. Danone S.A., by virtue of its relationship to Danone North America PBC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Danone North America PBC directly beneficially owns. Danone S.A. disclaims beneficial ownership of such shares of Common Stock for all other purposes.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Letter Agreement regarding confidentiality, by and between Danone North America PBC and Lifeway Foods, Inc., dated as of August 1, 2025

## Signatures
- Danone S.A.: /s/ Laurent Sacchi, Laurent Sacchi, General Secretary (08/01/2025)
- Danone North America PBC: /s/ Stephane Gayet, Stephane Gayet, Vice President of Finance and Chief Financial Officer (08/01/2025)